January 10, 2006


By facsimile to (713) 524-4122 and U.S. Mail


Mr. Michael Chavez
President and Chief Executive Officer
Allmarine Consultants Corporation
8601 RR 2222, Building 1, Suite 210
Austin, TX 78730

Re:	Allmarine Consultants Corporation
	Registration Statement on Form SB-2
	Filed December 20, 2005
File No. 333-130492

Dear Mr. Chavez:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Since there is no established public market for the common equity being registered, give the factors that were considered in determining the offering price of $0.10 per share. See Item
505(a)
of Regulation S-B.

2. Please include interim financial statements for the period ended
November 30, 2005. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation
S-
B.

Registration Statement` Facing Page

3. Since the securities being registered are to be offered on a delayed or continuous basis, check the box for Rule 415 under the Securities Act.

Prospectus` Outside Front Cover Page

4. If the prospectus will be used before the registration statement`s effectiveness, include a prominent statement that the prospectus is not complete and registration is not effective. See Item (a)(10) of
Regulation S-B.

Prospectus Summary, page 5

5. Ensure that the summary information about Allmarine and its business is balanced by expanding the narrative presentation to disclose that:

* Allmarine is a development stage company with limited experience in the marine consulting business.

* Allmarine has earned no revenues since its formation.

* Allmarine has an accumulated deficit of  $27,355 as of August
31,
2005.

Risk Factors, page 8

6. Avoid generic conclusions in the risk factors` discussions such as
Allmarine`s results of operations, business, or financial condition would or could be materially and adversely affected. For example, refer to the fourth, ninth, and tenth risk factors. Rather, explain specifically what the risk`s consequences or effects are for Allmarine and its securityholders.

7. Some risk factors include language like "there is no assurance" and "there can be no assurance." For example, refer to third, ninth, and tenth risk factors. Since the risk is the situation described and not Allmarine`s inability to assure, please revise.

8. Disclosure in the first risk factor that Allmarine can continue its business operations for the next 12 months with financing provided by its shareholders appears inconsistent with the notion that Allmarine depends to a great degree on its ability to attract external financing and the disclosure on page 24 that Allmarine has no commitment from its directors and officers or shareholders to provide it with financing in the future. Please reconcile the disclosures.

9. Disclosure in the sixth risk factor states that Allmarine outsources all of its operations and services through Philtex
Corporation. Clarify that Allmarine has earned no revenues through its marketing agreement with Philtex Corporation as of the date of the prospectus.

10. Based on disclosure elsewhere that Allmarine specializes in the administration of ship and corporate registries, the meaning of the phrase "or begun exploration on any properties" in the eighth risk factor is unclear. Please revise.

Directors and Executive Officers, page 14

11. In each biographical sketch, state briefly the nature of the business conducted by the companies other than Allmarine that have employed Messrs. Michael Chavez and Arthur Stone during the past five years.

12. Describe briefly on page 15 the nature of the advisory services that Mr. Arthur Stone provides to Allmarine.

Special Note Regarding Forward-Looking Statements, page 19

13. Since Allmarine issues penny stock and this is an initial public offering of Allmarine`s common stock, Allmarine is ineligible to rely on the safe harbor provision. See section 27A(b)(1)(C) and 27A(b)(2)(D) of the Securities Act. Thus, delete the references to section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1934. Alternatively, disclose that Allmarine is ineligible to rely on the safe harbor provision.

Business Operations, page 19; Marketing Agreement, page 20

14. Revise these sections to describe better the current state of Allmarine`s operations. Clarify whether Allmarine has actually performed any services contemplated by the marketing agreement or otherwise. We note that Allmarine has not generated any revenue, but the discussion contains statements that suggest that Allmarine has active operations. For example, you state on page 20 that you "occasionally act as a broker...and we outsource marine insurance services...through our Marketing Agreement with Philtex."

15. Throughout your discussion here, in the risk factors section, and elsewhere in the prospectus, clarify what you mean when you state that you "outsource" your operations through Philtex.

16. Under "Marketing Agreement," clarify the principal terms and nature of your relationship with Philtex. Specify what products and services of Philtex are the subject of the agreement. Clarify whether you will perform the services or whether you are marketing services that Philtex will perform. If you will perform the services, clarify why the agreement is even necessary. If Philtex will perform the services, explain why you will receive 90% of the gross revenue from the sales of the "Products." Based on your description of the company`s business so far, it is unclear what types of `products` would be relevant to this business. Also clarify when you are to receive fees under the agreement.

Competition, page 21

17. Discuss briefly methods of competition in Allmarine`s industry.
See Item 101(b)(4) of Regulation S-B.

18. Discuss the possibility that Philtex may compete directly with you in the marketing and sale of its products and services under the terms of the marketing agreement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 23

19. Elaborate on your specific plans and timetable to become operational and generate revenue, both for services that you will offer under the marketing agreement and independently of Philtex. For the latter, discuss the "substantial amount" of capital that you would need to raise.

Liquidity and Capital Resources, page 24

20. You disclose that you had $3,125 of cash flows from financing activities for the three months ended September 30, 2005. It appears that the three months actually ended August 31, 2005. Please revise accordingly.

Certain Relationships and Related Transactions, page 25

21. State the value of the shares of common stock that Allmarine issued in consideration for services performed by Messrs. Michael
Chavez, Arthur Stone, David M. Loev, and Chris Warren.

22. Describe briefly the services performed by Messrs. Michael
Chavez, Arthur Stone, David M. Love, and Chris Warren.

Executive Compensation, page 26

23. Disclosure in footnote (2) that Allmarine issued 2,700,000 shares of restricted common stock to Mr. Michael Chavez on May 24, 2004 is inconsistent with disclosure elsewhere that Allmarine issued the stock on May 24, 2005. Please reconcile the disclosures.

24. You disclose that you do not anticipate paying your chief executive officer any salary for the fiscal year ended December
31,
2005.  Your fiscal year ends May 31, 2006.  Please revise.

Plan of Distribution and Selling Stockholders, page 29

25. For a beneficial owner such as Palisades Capital, LLC that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately.

26. Consider adding disclosure that the term "selling stockholders" includes the stockholders listed and their transferees, pledgees, donees, or other successors.

27. Disclose that Allmarine will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to sell the securities.

Recent Sales of Unregistered Securities, page 35

28. For the May 24, 2005 transactions where securities were sold other than for cash, state the value of the securities issued by Allmarine. Also specify the services provided by the four persons to whom Allmarine issued the securities. See Item 701(c) of Regulation
S-B.

29. For the May 24, 2005 transactions where Allmarine relied upon the exemption under Securities Act`s section 4(2), state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See
Item 701(d) of Regulation S-B.

For the three months ended August 31, 2005

30. Please disclose in your footnotes that you have entered into a marketing agreement with Philtex, including a brief summary of the nature, terms and duration of the agreement.

Report of Independent Registered Public Accounting Firm, page F-5

31. The going concern paragraph in the audit report states that you had a working capital deficit of $300 at March 31, 2005. Please make arrangements with your auditors to have them revise the report to state that you had a working capital deficit of $300 at May 31, 2005.

Exhibits

32. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.

Exhibit 10.1

33. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A to the exhibit, refile the exhibit in its entirety.

Signatures, page 38

34. Allmarine`s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statements. See instructions 1 and 2 to signatures on Form SB-2, and revise.


Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Allmarine may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Allmarine thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Allmarine and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Allmarine requests acceleration of the registration statement`s effectiveness, Allmarine should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Allmarine from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Allmarine may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Allmarine provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	David M. Loev, Esq.
	John S. Gillies, Esq.
	David M. Loev, Attorney at Law
	2777 Allen Parkway, Suite 1000
	Houston, TX 77019



Mr. Michael Chavez
January 10, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE